UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2013
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated February 6, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: February 7, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated February 6, 2013

Exhibit 1

Elbit Systems Brazilian Subsidiary, AEL and
Embraer Defesa e Segurança, Sign Agreement for
the Entrance of the Brazilian Company Avibras to Harpia

The companies will jointly pursue UAS projects in Brazil

Avibras' Falcão UAS project will be included in Harpia's portfolio

Haifa, Israel, February 6, 2013 – Elbit Systems Ltd. (NASDAQ andTASE: ESLT) ("Elbit Systems") announced today that its subsidiary in Brazil, AEL Sistemas S.A. ("AEL"), and Embraer Defesa e Segurança S.A. ("Embraer Defesa") have signed  an agreement for  the  entrance of Avibras Divisão Aérea e Naval S.A. ("Avibras") as a shareholder of Harpia Sistemas S.A. ("Harpia"), envisaging joint collaboration on Unmanned Aircraft Systems ("UAS") in Brazil. According to the agreement, Avibras will hold a 9% stake of the shareholdings in Harpia, resulting in AEL owning 40% of Harpia’s shares, with Embraer Defesa remaining as the major shareholder, with 51% of the shares.

The agreement signed among the three companies establishes that Avibras’ Falcão UAS project will be included in Harpia’s portfolio, reinforcing the national content of the partnership. Falcão is being developed by Avibras for the use of the Brazilian Armed Forces and is intended to carry out reconnaissance missions, target acquisition, support for firing direction, damages evaluation and land and sea surveillance.

“The entrance of Avibras increases the national participation in Harpia which now complies with all requirements to be a Strategic Defense Company”, said Luiz Carlos Aguiar, President of Embraer Defesa and Harpia Chairman of the Board. “In addition, Harpia will be enhanced by the technical competence of Avibras”.

“The synergy of technical and industrial expertise of the three Harpia partners in addition to the legacy of high technological content of the Falcão UAS project, will result in a solution of an UAS of high competitiveness in Brazil and abroad,” said Sami Hassuani, President of Avibras.

“Avibras brings to Harpia the best of the know-how that has been developed autonomously in Brazil for UAS to date, making Harpia, that already benefits from the extensive capabilities of Embraer Defesa and AEL, a company with all necessary elements for the success of the development in Brazil of latest generation UAS to meet the needs of our country”, said Shlomo Erez, Director General of AEL.

About AEL
AEL Sistemas S.A. (www.ael.com.br) is a Brazilian company with headquarters in Porto Alegre. For more than two decades it has been engaged in the design, development, manufacturing, maintenance and logistic support of military and civilian electronic products, for applications for air, sea and land vehicles, manned and unmanned.  In 2001, AEL Sistemas became a subsidiary of Elbit Systems Ltd., the largest non-government-owned defense company in Israel, and in 2011 Embraer Defesa and Security acquired a 25% interest in AEL.

About Embraer Defesa
With more than 40 years of experience in the supply of platforms and superior systems to the Armed Forces of the entire world, Embraer Defesa e Segurança S.A has growing presence in the global market and plays a strategic role in the Brazilian defense system. Embraer´s Defesa  portfolio includes military aircraft, last radar generation technologies, unmanned air vehicles (UAV) and advanced information and communication systems such as the applications of Command, Control, Communication, Intelligence, Surveillance and Reconnaissance (C4ISR). Embraer´s aircraft and military solutions are present in more than 50 Armed Forces of 48 countries.

About Avibras
Founded in 1961, Avibras Divisão Aérea e Naval S.A is a 100% national company, specialized in engineering, which designs, develops and manufactures products for the military and civilian markets. Its ample defense portfolio includes artillery rocket systems, autonomous and guided missiles, anti-aircraft systems, weapon systems for aircraft, military armored vehicles, remotely piloted aircraft, command and control vehicles and complex systems integration.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 e-mail: elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.